SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Risk Factors

A number of risk factors may affect Prudential's business, financial condition, results of operations and/or prospects and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the reservations specified under 'Forward-looking statements'.

Prudential's approaches to managing risks are explained in the section of this document headed 'Group Chief Risk and Compliance Officer's report on the risks facing our business and how these are managed'.

1.     RISKS RELATING TO PRUDENTIAL'S FINANCIAL SITUATION

1.1  The Covid-19 pandemic had a significant impact on financial market volatility and global economic activity, increased operational disruption risks to the Group and has adversely impacted Prudential's sales in affected markets and its financial condition, results of operations and prospects. The full extent of the longer-term impacts from the pandemic remains uncertain

The Covid-19 pandemic significantly increased the volatility of equity markets, interest rates and credit spreads, reduced market liquidity and reduced global economic activity. The potential adverse impacts to the Group of these effects are detailed in the Financial Market and Economic Conditions risk factor detailed below. However, the full extent of the long-term impact of the pandemic on financial markets and economic growth remains highly uncertain and unpredictable and will be influenced by the actions of governments, policymakers and the public. This includes the duration and effectiveness of vaccines and mitigating measures against the current and future variants of the coronavirus, including a continued reliance on restrictions of movement and the deployment of vaccination programmes (which may occur over a prolonged period of time), the effectiveness and timing of which remains uncertain across markets. Where these impacts are prolonged, this may affect the solvency position of Prudential's subsidiaries and prevent or limit their ability to make remittances, adversely impacting the financial condition and prospects of the Group.

The regulatory and supervisory responses to the Covid-19 pandemic have been broad and continue to evolve, and have included increased scrutiny of the operational resilience, liquidity and capital strength (including the impact of making dividend payments) of financial services companies. As the global economy begins to recover from the effects of the pandemic, variations in the speed of economic recovery between markets, and the subsequent impact on their respective interest rates, inflation expectations and the relative strength of their currencies (and the associated impact on their foreign currency debt obligations) may have broader long-term adverse economic and financial consequences for the markets in which the Group operates which currently remain uncertain. Various governments have effected, or may effect, the postponement of elections and other constitutional or legislative processes in response to the pandemic, and this may result in an increase in constitutional and political uncertainty in the markets in which the Group operates. Many governments are implementing Covid-19 vaccination programmes, and variable accessibility to supplies of vaccines that are effective against current and emerging variants of the coronavirus has the potential to contribute to an increase in geopolitical tensions. The longer term political, regulatory and supervisory developments resulting from the Covid-19 pandemic remain highly uncertain. These may include changes to government fiscal policies, laws or regulations aimed at increasing financial stability and/or measures on businesses or specific industries to contribute to, lessen or otherwise support, the financial cost to governments in addressing the pandemic. This may include requirements on private insurance companies and healthcare providers to cover the costs associated with the treatment of Covid-19 beyond contractual or policy terms.

The Covid-19 pandemic, and measures to contain it, have slowed economic and social activity in the Group's geographical markets. While these conditions persist, the level of sales activity in affected markets has been, and will continue to be, adversely impacted through a reduction in travel and agency and bancassurance activity. In particular, sales in the Group's Hong Kong business continue to be adversely impacted by the border restrictions in place with Mainland China, and any recovery will be dependent on the timing and extent of the easing of these restrictions and the return of Mainland China customers, which currently remains uncertain. These impacts may be prolonged in markets which continue to rely on containment measures based on restrictions of movement rather than vaccine deployment. The impact on economic activity and employment levels may result in an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. The pandemic may also indirectly result in elevated claims and policy lapses or surrenders, with some delay in time before being felt by the Group, due to factors such as policyholders deferring medical treatment during the pandemic, or policyholders lapsing or surrendering their policies on the expiry of grace periods for premium payments provided by the Group's businesses. While these impacts to the Group have not been material to date, the full extent of the impact of the Covid-19 pandemic is currently highly uncertain and the Group's claims and persistency experience to date and its current insurance assumptions cannot be taken as an indicator of future potential experience from the Covid-19 pandemic which may deteriorate significantly and have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

Disruption to Prudential's operations may result where its employees, or those of its service partners and counterparties, contract Covid-19 or are affected by restrictions on movement; where office closures and other measures impacting working practices are effected, such as the imposition of remote working arrangements; and where quarantine requirements and isolation measures under local laws apply, and as a result of social distancing and/or other psychosocial impacts. While such measures are in place, there may also be an increase in attempts to compromise IT systems through phishing and social engineering tactics. The operations of Prudential's service partners, (which subject the Group to the risks detailed in risk factor 2.8, resulting in certain risks that Prudential does not face with respect to its wholly-owned subsidiaries) may be disrupted in different ways and to a more severe extent than the Group's operations and may impact service delivery to the Group.

In some markets Prudential has implemented changes to its sales and distribution processes. These include virtual face-to-face sales of its products and the online recruitment, training and, where possible, licensing of agents. Such changes may increase or introduce new operational and regulatory risks, in particular those focused on customer outcomes and conduct. A failure to implement appropriate governance and management of these new or incremental risks may adversely impact Prudential's reputation and brand and the results of its operations. In markets where the level of sales under these new processes is material or where such processes become permanent distribution channels, the commercial value of the Group's existing sale and distribution arrangements, such as bancassurance arrangements, may be adversely impacted.

1.2  Prudential's businesses are inherently subject to market fluctuations and general economic conditions, each of which may adversely affect the Group's business, financial condition, results of operations and prospects

Uncertainty, fluctuations or negative trends in international economic and investment climates could have a material adverse effect on Prudential's business and profitability. Prudential operates in a macroeconomic and global financial market environment that presents significant uncertainties and potential challenges. For example, during 2020 interest rates in countries relevant to Prudential have decreased to historic lows driven by the responses of central banks to mitigate the impact of the Covid-19 pandemic, and the subsequent reopening of the economy has resulted in inflationary pressures, which if sustained may drive higher interest rates impacting the valuation of fixed income assets. The transition to a lower carbon economy, the timing and speed of which is uncertain, may also result in greater uncertainty, fluctuations or negative trends in asset valuations, particularly for carbon intensive sectors.

Global financial markets are subject to uncertainty and volatility created by a variety of factors. These factors include slowdowns or reversals in world economic growth (particularly where this is abrupt, as has been the case with the impact of the Covid-19 pandemic), fluctuations in global energy prices, changes in monetary policy in China, the US and other jurisdictions together with their impact on the valuation of all asset classes and effect on interest rates and inflation expectations, and concerns over sovereign debt. Other factors include the increased level of geopolitical and political risk and policy-related uncertainty (including the broader market impacts resulting from the trade negotiations between the US and China) and socio-political, climate-driven and pandemic events. The extent of the financial market and economic impact of these factors may be highly uncertain and unpredictable and influenced by the actions, including the duration and effectiveness of mitigating measures of governments, policymakers and the public.

The adverse effects of such factors could be felt principally through the following items:

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Lower interest rates and reduced investment returns arising on the Group's portfolios including impairment of debt securities and loans, which could reduce Prudential's capital and impair its ability to write significant volumes of new business, increase the potential adverse impact of product guarantees included in non-unit-linked products with a savings component in Asia and Jackson's variable annuities; increase reinvestment risk for some of the Group's investments from accelerated prepayments and increased redemptions; and/or have a negative impact on its assets under management and profit.

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A reduction in the financial strength and flexibility of corporate entities which may result in a deterioration of the credit rating profile and valuation of the Group's invested credit portfolio (which may result in an increase in regulatory capital requirements for the Group or its businesses), increased credit defaults and debt restructurings and wider credit and liquidity spreads resulting in realised and unrealised credit losses. Similarly, mortgages and mortgage-backed securities in the Group's investment portfolio are subject to default risk and may be adversely impacted by delays or failures of borrowers to make payments of principal and interest when due. Where a widespread deterioration in the financial strength of corporate entities occurs, assumptions on the ability and willingness of governments to provide financial support may need to be revised.

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Failure of counterparties who have transactions with Prudential (such as banks, reinsurers and counterparties to cash management and risk transfer or hedging transactions) to meet commitments that could give rise to a negative impact on Prudential's financial position and on the accessibility or recoverability of amounts due or, adequacy of collateral. Concentrations of counterparty credit risk could exacerbate the impact of these events where they materialise.

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Estimates of the value of financial instruments becoming more difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time). Where the Group is required to sell its investments within a defined timeframe, such market conditions may result in the sale of these investments at below expected or recorded prices.

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The Group holds certain investments that may, by their nature, lack liquidity or have the potential to lose liquidity rapidly, such as investment funds (including money market funds), privately placed fixed maturity securities, mortgage loans, complex structured securities and alternative investments. If these investments were required to be liquidated on short notice, the Group may experience difficulty in doing so and may be forced to sell them at a lower price than it otherwise would have been able to realise.

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A reduction in revenue from the Group's products where fee income is linked to account values or the market value of the funds under management. In particular, equity price falls impact the amount of revenue derived from fees from the unit-linked products in the Group's Asia business and from annuity contracts at Jackson where fees are charged on account and asset values. Sustained inflationary pressures which drive higher interest rates may also impact the valuation of fixed income investments and reduce fee income.

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Increased illiquidity, which includes the risk that expected cash inflows from investments and operations will not be adequate to meet the Group's anticipated short-term and long-term policyholder benefits and expense payment obligations. Increased illiquidity also adds to uncertainty over the accessibility of financial resources which in extreme conditions can impact the functioning of markets and may reduce capital resources as valuations decline. This could occur where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption restrictions are placed on Prudential's investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential's issued funds and while this may not have a direct impact on the Group's liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate risk or credit risk.

In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. The demand for insurance products may also be adversely affected. In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential's business and its balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements and deferred acquisition costs are reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge. For example, inflationary pressures driving higher interest rates may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group's competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. Increased inflation may also adversely impact the ability of consumers to purchase insurance products, particularly in lower income customer segments.

For some non-unit-linked products with a savings component, in particular those written in some of the Group's Asia operations, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are less developed and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential's reported profit and the solvency of its business units. In addition, part of the profit from the Group's Asia operations is related to bonuses for policyholders declared on with-profits products, which are impacted by the difference between actual investment returns of the with-profits fund (which are broadly based on historical and current rates of return on equity, real estate and fixed income securities) and minimum guarantee rates offered to policyholders. This profit could be lower in particular in a sustained low interest rate environment.

Jackson writes a significant amount of variable annuities that offer capital or income protection guarantees. The value of these guarantees is affected by market factors (such as interest rates, equity values, bond spreads and realised volatility) and policyholder behaviour. Changes in markets, or deviations in policyholder behaviour experience from assumptions, may result in the need to hold additional reserves for these products, which may impact Jackson's liquidity, require it to raise additional capital and/or adversely impact its net income. Jackson uses a derivative hedging programme to reduce its exposure to market risks arising on these guarantees. There may be circumstances where the derivatives that Jackson enters into to hedge its market risks may not sufficiently or effectively offset its exposures under the guarantees, or where its exposures may be over-hedged. This includes circumstances where:

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The derivative markets for the instruments which most appropriately reflect the equity funds in which policyholders have invested may not be of sufficient size or liquidity to effectively hedge these risks;

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Operational errors occur in the execution of Jackson's hedging strategy; or

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Actual experience materially deviates from the assumptions used in the models which inform Jackson's hedging strategy. These assumptions include, amongst others, mortality, lapse, surrender and withdrawal rates and amounts of withdrawals, election rates, fund performance, equity market returns and volatility, interest rate levels and correlation among various market movements.

If the results from Jackson's hedging programs do not correlate with the economic effect of changes in benefit exposures to customers, it could experience economic losses and increased volatility in its earnings which could adversely impact the Group's business, financial condition and results of operations. The cost of any guarantees that remain unhedged will also affect Jackson's results. Periods of significant and sustained downturns in securities markets, increased equity volatility, reduced interest rates, or deviations in expected policyholder behaviour could also increase the cost of hedging beyond that anticipated in the pricing of the products being hedged and could produce losses not addressed by the risk management techniques employed. In addition, Jackson hedges the guarantees on its variable annuity book on an economic basis (with consideration of the local regulatory position) and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate result on these bases. In particular, for Prudential's Group International Financial Reporting Standards ('IFRS') reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic or local regulatory results that may be less significant under IFRS reporting.

Also, Jackson has a mix of spread-based and mortality business with assets invested in fixed-income securities and its results are therefore affected by fluctuations in prevailing interest rates. In particular, stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Declines in spread from these products or other spread businesses that Jackson conducts, and increases in surrender levels arising from interest rate rises, could have a material impact on its businesses or results of operations.

Any of the foregoing factors and events, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.3  As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments

The Group's insurance and investment management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this 'Risk Factors' section.

As a holding company, Prudential's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Certain of Prudential's subsidiaries are subject to applicable insurance, foreign exchange and tax laws, rules and regulations (including in relation to distributable profits) that can limit their ability to make remittances. In some circumstances, including where there are changes to general market conditions, this could limit Prudential's ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

A material change in the financial condition of any of Prudential's subsidiaries may have a material effect on its business, financial condition, results of operations and prospects.

1.4  Geopolitical and political risks and uncertainty may adversely impact economic conditions, increase market volatility, cause operational disruption to the Group and impact its strategic plans, which could have adverse effects on Prudential's business, financial condition, results of operations and prospects

The Group is exposed to geopolitical and political risks and uncertainty in the markets in which it operates. Such risks may result from the application of protectionist or restrictive economic and trade policies with specific markets, regulations and executive powers which increase trade barriers with specific markets or restrict trade, financial transactions, transfer of capital and/or investment with specific territories, companies or individuals which could impact on the macroeconomic outlook and the environment for global financial markets; international trade disputes such as the implementation of trade tariffs; the withdrawal from existing trading blocs or agreements; and measures favouring local enterprises, such as changes to the maximum level of non-domestic ownership by foreign companies or differing treatment of foreign-owned businesses under regulations and tax rules. Many governments are implementing Covid-19 vaccination programmes, and differences in accessibility to supplies of vaccines that are effective against current and emerging variants of the coronavirus have the potential to contribute to an increase in geopolitical tensions.

Geopolitical and political risks and uncertainty may also adversely impact the Group's operations and its operational resilience. Increased geopolitical tensions may increase cross-border cyber activity and therefore increase cyber security risks. Geopolitical and political tensions may also lead to civil unrest and/or acts of civil disobedience. Such events could impact operational resilience by disrupting Prudential's systems, operations, new business sales and renewals, distribution channels and services to customers, which may result in a reduction in contributions from business units to the central cash balances and profit of the Group, decreased profitability, financial loss, adverse customer impacts and reputational damage and may impact Prudential's business, financial condition, results of operations and prospects.

Responses by the US, UK and other governments to constitutional or legislative changes in Hong Kong, which continue to develop, may adversely impact Hong Kong's economy with potential adverse sales, operational and product distribution impacts to the Group due to the territory being a key market which also hosts regional and head office functions. For internationally active groups such as Prudential, operating across multiple jurisdictions, government responses, measures and counter-measures may also add to the complexity of legal and regulatory compliance and increase the risk of conflicts between the requirements of one jurisdiction and another. See risk factor 3.1 below.

1.5  Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

Investing in sovereign debt creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of state or monarchs) in the countries in which the issuers of such debt are located and to the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject.

Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies' exchange rates, or may adopt monetary and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

In addition, if a sovereign default or other such events described above were to occur as has happened on occasion in the past, other financial institutions may also suffer losses or experience solvency or other concerns, which may result in Prudential facing additional risks relating to investments in such financial institutions that are held in the Group's investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected, as might counterparty relationships between financial institutions.

If a sovereign were to default on its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated, this could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.6  Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties

Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products, retain current policyholders, and the Group's ability to compete for acquisition and strategic opportunities. Downgrades may also impact the Group's financial flexibility, including its ability to issue commercial paper at current levels and pricing. The interest rates at which Prudential is able to borrow funds are affected by its credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition. Any such downgrades could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects. Prudential cannot predict what actions rating agencies may take, or what actions Prudential may therefore take in response to the actions of rating agencies, which could adversely affect its business.

Further, the proposed demerger of Jackson, or events connected to the proposed demerger of Jackson, may cause credit rating agencies to revisit their current views on the financial strength of the post-Jackson demerger retained Group (the 'Post-Demerger Prudential Group'). This may result in downgrades in the credit ratings of one or more members of the Post-Demerger Prudential Group where credit rating agencies consider that the risks described elsewhere in this document increase the risk profile of the Post-Demerger Prudential Group, and/or that the capital position of the Post-Demerger Prudential Group has weakened.

Any such downgrade of the Post-Demerger Prudential Group could have an adverse effect on Prudential's financial flexibility, requirements to post collateral under or in connection with transactions to which they are a party and ability to manage market risk exposures. In addition, the interest rates or other costs that the Post-Demerger Prudential Group incurs in respect of its financing activities may increase as a result. A credit rating downgrade may also affect public confidence in the Post-Demerger Prudential Group's products and may adversely impact on its ability to market products, retain current policyholders or attract new policyholders.

1.7  Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

Due to the geographical diversity of Prudential's businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential's operations generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to fluctuations in Prudential's consolidated financial statements upon the translation of results into the Group's presentation currency. This exposure is not currently separately managed. The Group presents its consolidated financial statements in US dollars, which is the currency in which a large proportion of the Group's earnings and assets and liabilities are denominated or to which they are linked (such as the Hong Kong dollar). There remain some entities within the Group the results of which are not denominated in or linked to the US dollar and transactions which are conducted in non-US dollar currencies. Prudential is subject to the risk of exchange rate fluctuations from the translation of the results of these entities and transactions and the risks from the maintenance of the Hong Kong dollar peg to the US dollar.

2.     RISKS RELATING TO PRUDENTIAL'S BUSINESS ACTIVITIES AND INDUSTRY

2.1  The proposed demerger of the Jackson Group ('the Jackson Demerger') carries with it execution risk and will continue to require significant management attention

The proposed Jackson Demerger, which if successful, would result in two separately listed companies, each with its own distinct investment prospects, is subject to a number of factors and dependencies, such as prevailing market conditions, geopolitical events and external approvals (including those from regulators and shareholders). Therefore, there can be no certainty that the proposed demerger will be implemented on the anticipated timetable, or that it will be completed as proposed (or at all). In addition, preparing for and implementing the proposed demerger of Jackson is expected to require significant time from management, and management time will continue to be required in respect of any future sale of Prudential's remaining stake in Jackson. Management's attention may be diverted from other aspects of Prudential's business as a result.

Failure to complete the proposed demerger of Jackson would result in the potential benefits of the separation not being realised and may have an adverse effect on the reputation of Prudential and on the external perception of its ability to implement large-scale projects successfully. See risk factor 2.2 below.

2.2  Following the Jackson Demerger, the Post-Demerger Prudential Group will be subject to several risks which if they materialise, could adversely affect Prudential's business

(a)   The Post-Demerger Prudential Group may fail to realise any or all of the anticipated benefits of the Jackson Demerger

The realisation of the anticipated benefits of the Jackson Demerger is subject to a number of factors, including many which are outside the control of the Post-Demerger Prudential Group. As such, if the Jackson Demerger is completed, there can be no assurance that Prudential will realise the anticipated benefits of the transaction, or that the Jackson Demerger and/or the future sale of Prudential's remaining stake in the Jackson Group will not adversely affect the trading value or liquidity of the shares of either or both of the two businesses.

        If the proposed Jackson Demerger does complete, Prudential will continue to hold shares in Jackson. The value of Prudential's retained shareholding may be lower than anticipated or may subsequently decline, and the gross proceeds due to Prudential from any future sale may be lower than anticipated.

The Post-Demerger Prudential Group will face a number of challenges relating to the implementation of the proposed Jackson Demerger. There may be adverse financial, operational, regulatory, customer and reputational implications if Prudential fails (either wholly or in part) to meet these challenges. Such adverse implications could impact on the ordinary course business of the Post-Demerger Prudential Group and, consequently, its financial condition, results, profitability and/or prospects.

Failure to complete the Jackson Demerger would result in the potential benefits of the separation not being realised and may have an adverse effect on the reputation of Prudential and on the external perception of its ability to implement large-scale projects successfully. This may be the case even where the failure to implement the proposed demerger of Jackson is due to factors outside the control of Prudential. A failure to complete the proposed Jackson Demerger may also result in increased regulatory scrutiny on Prudential, in particular where the reasons for the proposed demerger of Jackson not proceeding are internal to Prudential.

(b)   Indemnities have been given under the Jackson Demerger agreement by Prudential in favour of the Jackson Group

Prudential and Jackson have entered into a demerger agreement, which governs the post-Jackson Demerger obligations of the Post-Demerger Prudential Group and the Jackson Group and contains, among other provisions, indemnities under which Prudential indemnifies the Jackson Group against liabilities arising in respect of the Post-Demerger Prudential Group (other than Jackson's business).

Although it is not anticipated that Prudential will be required to pay any substantial amount pursuant to such indemnity obligations, if any amounts payable under the indemnities are substantial, this could have a material adverse effect on the financial condition and/or results of Prudential.

(c)   Prudential may incur liabilities in connection with the proposed demerger of Jackson

In addition, in connection with the proposed demerger of Jackson, Prudential could be liable for any material misstatements or omissions of material facts contained within Jackson's Form 10 registration document, or for any fraudulent, intentional or reckless misleading disclosure in connection with the Jackson shares under the US Securities and Exchange Act of 1934. Claims may be brought against Prudential by Jackson's shareholders and other third parties, and if those claims are not successfully defended, Prudential may have to pay compensation which may adversely affect Prudential's business, financial condition, cash flows, results of operations and prospects.

(d)   The Post-Demerger Prudential Group will form a smaller group

Following the Jackson Demerger, the Post-Demerger Prudential Group will no longer own the companies and assets that comprise the Jackson Group and therefore will be smaller.  As a result, should any part of the Post-Demerger Prudential Group's business underperform, this would have a larger relative impact on its financial condition, results, profitability and/or prospects than it would have had before the Jackson Demerger. Joint venture businesses (which subject the Group to the risks detailed in the risk factor entitled 'Prudential operates in certain markets with joint venture partners, minority shareholders and other third parties, resulting in certain risks that Prudential does not face with respect to its wholly-owned subsidiaries') will also contribute a larger relative proportion of the Group's profitability. The Post-Demerger Prudential Group may also have reduced scope to redeploy capital within its group to facilitate strategic initiatives and/or absorb the impact of unexpected events.

(e)   Following the Jackson Demerger, the Post-Demerger Prudential Group will be less diversified

The geographical diversification of the Post-Demerger Prudential Group after the Jackson Demerger will be narrower than that of the Group at the date of this document. This means that adverse financial market movements or economic conditions in the region and/or in one of the markets in which the Post-Demerger Prudential Group operates may have a larger relative impact on the capital position, financial condition, results, profitability and/or prospects of the Post-Demerger Prudential Group than they would have done prior to the Jackson Demerger. This may include the long-term adverse economic consequences driven by the variation in speed of economic recovery from the Covid-19 pandemic outlined in the 'Covid-19' risk factor detailed above.

The Group is exposed to geopolitical and political risks, as well as associated regulatory risks, in the markets in which it operates. See risk factor 1.4 above and risk factor 3.1 below.

If geopolitical and political risks impacting specific regions materialise, the reduction in the geographic diversification resulting from the Jackson Demerger means that they may have a larger relative impact on the Post-Demerger Prudential Group's business than they would have had prior to the Jackson Demerger. These risks to the Post-Demerger Prudential Group may also become more pronounced as a larger proportion of the Post-Demerger Prudential Group's operations will be comprised of markets with higher geopolitical and political risk exposure, which may be subject to increased regulatory uncertainty and financial crime risks.

The regulatory risks arising from geopolitical and political risk exposure may include the application of measures favouring local enterprises, such as changes to the maximum level of non-domestic ownership by foreign companies or differing treatment of foreign-owned businesses under regulations and tax rules which may result in the reduction in new business sales and renewals, contributions from business units to the central cash balances and profit of the Post-Demerger Prudential Group. It may also increase the risk of Prudential being subject to regulatory requirements and obligations, for instance with respect to financial crime, including anti-money laundering, and sanctions compliance. Any failure to comply with regulatory requirements may adversely impact the reputation of Prudential and/or result in the imposition of legal or regulatory sanctions for the Group. See risk factor 3.1 below.

(f)    Immediately upon completion of the Jackson Demerger, the Post-Demerger Prudential Group will continue to hold shares in Jackson but cease to have any control

Immediately upon completion of the Jackson Demerger, the Post-Demerger Prudential Group will retain a 19.9 per cent. voting interest (and a 19.7 per cent. economic interest) in the total common stock of Jackson. The Group intends to reduce this investment to less than 10 per cent. within 12 months of the completion of the Jackson Demerger. The Post-Demerger Prudential Group will not have the ability to control Jackson's strategic, financial and operational decisions. Jackson may conduct its business in a manner that differs from the manner in which the Post-Demerger Prudential Group might have conducted the business had it retained control, may fail to develop its business or may fail to meet the expectations of investors. Jackson may also be subject to adverse publicity, increased regulatory scrutiny, or investigations by regulators or law enforcement agencies. The Jackson Group's strategy and operations rely on modelling and other assumptions related to its business including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, and determining hedging requirements, and errors or limitations in these, or their inappropriate usage, may adversely impact its reported financial position and/or result in regulatory breaches, inappropriate decision-making, financial loss, or reputational damage. These factors could have an adverse effect on the reputation of the Jackson Group which, in turn, could have an adverse effect on the reputation of the Post-Demerger Prudential Group. It could also have an adverse impact on the market price of shares in Jackson, which may have an adverse effect on the value of the Post-Demerger Prudential Group's retained investment in Jackson and the proceeds from selling this investment or any portion of it. The Post-Demerger Prudential Group's retained investment in Jackson may fall in value as a result of any decrease in the market price of Jackson shares.

(g)   Following the Jackson Demerger, there will be no ongoing contributions by the Jackson Group to the central cash balances and profit of the Post-Demerger Prudential Group

The Jackson Group currently contributes to the central company cash balances and profit of the Group. Following the Jackson Demerger, the Post-Demerger Prudential Group will no longer receive these contributions, with the exception of dividends from its holding of Jackson shares (which will be significantly less than such contributions prior to the Jackson Demerger), and this may have a material adverse effect on the financial condition of the Post-Demerger Prudential Group.

2.3  The implementation of large-scale transformation, including complex strategic initiatives, gives rise to significant design and execution risks, may affect Prudential's operational capability and capacity, and may adversely impact the Group and the delivery of its strategy if these initiatives fail to meet their objectives

Where required in order to implement its business strategies for growth, improve customer experiences, strengthen operational resilience, meet regulatory and industry requirements and maintain market competitiveness, Prudential from time to time undertakes Group restructuring, large-scale transformation and acquisitions and disposals across its business. Many of these change initiatives are complex, interconnected and/or of large scale, including a current focus on preparations for the Jackson Demerger, advancing the Group's digital capability, expanding strategic partnerships and industry and regulatory-driven change. In the context of the proposed demerger of Jackson, additional costs and management resources may also be required to address any issues, whether or not arising from any failure to meet the challenges of separation and operating successfully as independent businesses, to ensure compliance with regulatory requirements, or from external factors. This may also affect the ability of the Post-Demerger Prudential Group to realise the anticipated benefits of the Jackson Demerger.

There may be a material adverse effect on Prudential's business, customers, financial condition, results of operations and prospects if these initiatives incur unplanned costs, are subject to implementation delays, or fail to fully meet their objectives. Additionally, there may be adverse non-financial (including operational, regulatory, conduct and reputational) implications for the Group. These initiatives inherently give rise to design and execution risks, and may increase existing business risks, such as placing additional strain on the operational capacity, or weakening the control environment, of the Group.

Implementing further initiatives related to significant regulatory changes, such as IFRS 17 and the transition to a legislative framework in Hong Kong for the group-wide supervision of insurance groups, may amplify these risks. Risks relating to these regulatory changes are explained in the 'Legal and Regulatory Risks' risk factor below.

The speed of technological change in the business could outpace the Group's ability to anticipate all the unintended consequences that may arise from such change. Innovative technologies, such as artificial intelligence, expose Prudential to potential information security, operational, ethical and conduct risks which, if improperly managed, could result in customer detriment and reputational damage.

2.4  Prudential's businesses are conducted in highly competitive environments with developing demographic trends, and continued profitability depends upon management's ability to respond to these pressures and trends

The markets for financial services in Asia and the US are highly competitive, with several factors affecting Prudential's ability to sell its products and profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance and fund management trends, historical bonus levels, the ability to respond to developing demographic trends, customer appetite for certain savings products and technological advances. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees, agents and independent financial advisers may limit Prudential's potential to grow its business as quickly as planned. Technological advances, including the increased capability for gathering large volumes of customer health data and developments in capabilities and tools in analysing and interpreting such data (such as artificial intelligence and machine learning), may result in increased competition to the Group, both from within and outside the insurance industry, and may increase the competition risks resulting from a failure to be able to attract sufficient numbers of skilled staff.

In Asia, the Group's principal competitors include global life insurers together with regional insurers and multinational asset managers. In most Asia markets, there are also local companies that have a material market presence.

Jackson's competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies.

Prudential believes that competition will intensify across all regions in response to consumer demand, digital and other technological advances (including the emergence of new distribution channels), the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures. This includes managing the potential adverse impacts to the commercial value of the Group's existing sale and distribution arrangements, such as bancassurance arrangements, in markets where new distribution channels develop.

Failure to do so may adversely impact Prudential's ability to attract and retain customers and, importantly, may limit Prudential's ability to take advantage of new business arising in the markets in which it operates, which may have an adverse impact on the Group's business, financial condition, results of operations and prospects.

2.5  Adverse experience in the operational risks inherent in Prudential's business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its business, financial condition, results of operations and prospects

Operational risks are present in all of Prudential's businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems or human error, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber-attacks, acts of terrorism, civil unrest and other catastrophes) or from other external events. These risks may also adversely impact Prudential through its partners which provide bancassurance and product distribution, outsourcing, external technology, data hosting and other services.

Exposure to such events could impact Prudential's operational resilience and ability to perform necessary business functions by disrupting its systems, operations, new business sales and renewals, distribution channels and services to customers, or result in the loss of confidential or proprietary data. Such events, as well as any weaknesses in administration systems (such as those relating to policyholder records) or actuarial reserving processes, may also result in increased expenses, as well as legal and regulatory sanctions, decreased profitability, financial loss, customer conduct risk impacts and may damage Prudential's reputation and relationship with its customers and business partners.

Prudential's business is dependent on processing a large number of transactions for numerous and diverse products. It also employs a large number of complex and interconnected IT and finance systems and models, and user developed applications in its processes to perform a range of operational functions including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, determining hedging requirements, and in acquiring new business using artificial intelligence and digital applications. Some of these tools form an integral part of the information and decision-making framework of Prudential and the risk of adverse consequences arising from erroneous or misinterpreted tools used in core business activities, decision-making and reporting exists. Errors or limitations in these tools, or inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, or reputational damage. The long-term nature of much of the Group's business also means that accurate records have to be maintained securely for significant time periods. Further, Prudential operates in an extensive and evolving legal and regulatory environment (including in relation to tax) which adds to the complexity of the governance and operation of its business processes and controls.

The performance of the Group's core business activities and the uninterrupted availability of services to customers rely significantly on, and require significant investment in, IT infrastructure and security, system development, data governance and management, compliance and other operational systems, personnel, controls and processes. During times of significant change, the resilience and operational effectiveness of these systems and processes at Prudential and/or its third party providers may be adversely impacted. In particular, Prudential and its business partners are making increasing use of emerging technological tools and digital services, or forming strategic partnerships with third parties to provide these capabilities. Automated distribution channels to customers increase the criticality of providing uninterrupted services. A failure to implement appropriate governance and management of the incremental operational risks from emerging technologies may adversely impact Prudential's reputation and brand, the results of its operations, its ability to attract and retain customers and its ability to deliver on its long-term strategy and therefore its competitiveness and long-term financial success.

Although Prudential's IT, compliance and other operational systems, models and processes incorporate governance and controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no assurance as to the resilience of these systems and processes to disruption or that governance and controls will always be effective. Due to human error, among other reasons, operational and model risk incidents do occur from time to time and no system or process can entirely prevent them. Prudential's legacy and other IT systems, data and processes, as with operational systems and processes generally, may also be susceptible to failure or security/data breaches.

In addition, Prudential relies on the performance and operations of a number of bancassurance, outsourcing (including external technology and data hosting) and service partners. These include back office support functions, such as those relating to IT infrastructure, development and support and customer facing operations and services, such as product distribution and services (including through digital channels) and investment operations. This creates reliance upon the resilient operational performance of these partners, and failure to adequately oversee the partner, or the failure of a partner (or of its IT and operational systems and processes) could result in significant disruption to business operations and customers, which may have reputational or conduct risk implications and could have a material adverse effect on its business, financial condition, results of operations and prospects.

2.6  Attempts to access or disrupt Prudential's IT systems, and loss or misuse of personal data, could result in loss of trust from Prudential's customers and employees and reputational damage, which could have material adverse effects on the Group's business, financial condition, results of operations and prospects

Prudential and its business partners are increasingly exposed to the risk that individuals (which includes connected persons such as employees, contractors or representatives of Prudential or its third party service providers, and unconnected persons) or groups may intentionally or unintentionally disrupt the availability, confidentiality and integrity of its IT systems or compromise the integrity and security of data (both corporate and customer), which could result in disruption to key operations, make it difficult to recover critical services or damage assets, any of which could result in loss of trust from Prudential's customers and employees, reputational damage and direct or indirect financial loss. The cyber-security threat continues to evolve globally in sophistication and potential significance. Prudential's increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness and the 2016 designation of Prudential as a G-SII could also increase the likelihood of Prudential being considered a target by cyber criminals. Ransomware campaigns remain a persistent threat to the financial services sector, with recent highly publicised attacks on financial services companies. Further, there have been changes to the threat landscape in recent years and the risk from untargeted but sophisticated and automated attacks has increased.

There is an increasing requirement and expectation on Prudential and its business partners not only to hold customer, shareholder and employee data securely, but also to ensure its ongoing accuracy and that it is being used in a transparent, appropriate and ethical way, including in decision-making where automated processes are employed. A failure to do so may result in regulatory scrutiny and sanctions and may adversely impact the reputation and brand of the Group, its ability to attract and retain customers, its ability to deliver on its long-term strategy and therefore the results of its operations. New and currently unforeseeable regulatory issues may also arise from the increased use of emerging technology.

The risk to the Group of not meeting these requirements and expectations may be increased by the development of cloud-based infrastructure and the usage of digital distribution and service channels, which can collect a broader range of personal and health-related data from individuals at increased scale, and the use of complex tools, machine learning and artificial intelligence technologies to process, analyse and interpret this data. Regulatory developments in data protection worldwide may also increase the financial and reputational implications for Prudential if a significant breach of its (or its third party suppliers') IT systems or data occurred. The international transfer of data may, as a global organisation, increase regulatory risks for the Group. Although Prudential has experienced or has been affected by cyber and data breaches, to date, it has not identified a failure or breach, or an incident of data misuse in relation to its legacy and other IT systems and processes which has had a material impact. However, Prudential has been, and likely will continue to be, subject to potential damage from computer viruses, unauthorised access and cyber-security attacks such as 'denial of service' attacks (which, for example, can cause temporary disruption to websites and IT networks), phishing and disruptive software campaigns, and there can be no assurance that such events will not take place which may have material adverse consequential effects on Prudential's business, financial condition, results of operations and prospects.

2.7  Prudential's digital health application, Pulse, has seen increasing adoption in Asia and as the markets in which it operates, its user base, features, partnerships and product offerings develop, existing business risks to the Group may be increased and new risks may be introduced

Prudential's digital health application, Pulse, is subject to a number of the risks discussed within this 'Risk Factors' section. In particular, these include risks related to legal and regulatory compliance and the conduct of business; the execution of complex change initiatives; information security, cyber and data privacy; the use of models (including those using artificial intelligence) and personal data; the resilience and integrity of IT infrastructure and operations; and those relating to the management of third parties. These existing risks for the Group may be increased due to a number of factors:

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The number of current and planned markets in which the application operates, each with their own laws and regulations, regulatory and supervisory authorities, the scope of application of which may be uncertain or change at pace, may increase regulatory compliance risks.

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The implementation of planned application features and offerings may require the delivery of complex, inter-connected change initiatives across current and planned markets. This may give rise to design and execution risks, which could be amplified where these change initiatives are delivered concurrently.

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The increased volume, breadth and sensitivity of data on which the business model of the application is dependent and to which the Group has access, holds, analyses and processes through its models, which increases data security, privacy and usage risks. The use of complex models, including where they use artificial intelligence for critical decision-making, in the application's features and offerings may give rise to operational, conduct, litigation and reputational risks where they do not function as intended.

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The application and its services rely on a number of third party partners and providers, which may vary according to market. This may increase operational disruption risks to the uninterrupted provision of services to customers, regulatory compliance and conduct risks, and the potential for reputational risks.

New product offerings may be developed and provided through the application, which may introduce new regulatory, operational, conduct and strategic risks for the Group.

A failure to implement appropriate governance and management of the incremental and new risks detailed above may adversely impact Prudential's reputation and brand, its ability to attract and retain customers, its competitiveness and its ability to deliver on its long-term strategy.

2.8  Prudential operates in certain markets with joint venture partners, minority shareholders and other third parties, resulting in certain risks that Prudential does not face with respect to its wholly-owned subsidiaries

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third party arrangements. For such operations the level of control exercisable by the Group depends on the terms of the contractual agreements, in particular, those terms providing for the allocation of control among, and continued cooperation between, the participants. In addition, the level of control exercisable by the Group could be affected by changes in the maximum level of non-domestic ownership imposed on foreign companies in certain jurisdictions.

Prudential may face financial, reputational and other exposure (including regulatory censure) in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime. In addition, a significant proportion of the Group's product distribution is carried out through agency arrangements in Asia and arrangements with third parties not controlled by Prudential such as bancassurance and broker-dealer networks in the US and is therefore dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements, such as through significant deterioration in the reputation, financial position or other circumstances of the third party, material failure in controls (such as those pertaining to the third party system failure or the prevention of financial crime) or failure to meet any regulatory requirements could adversely affect Prudential's reputation and its business, financial condition, results of operations and prospects.

2.9  Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential's business, financial condition, results of operations and prospects

In common with other life insurers, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses. The Group's businesses are subject to inflation risk. In particular, the Group's medical insurance businesses in Asia are also exposed to medical inflation risk.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations.

Assumptions about future expected levels of mortality are of relevance to the Guaranteed Minimum Withdrawal Benefit ('GMWB') of Jackson's variable annuity business.

A further factor is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group, especially for Jackson's portfolio of variable annuities and across product lines in Asian markets. Prudential's persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly different than assumed, the Group's results of operations could be adversely affected. Furthermore, Jackson's variable annuity products are sensitive to other types of policyholder behaviour, such as the take-up of its GMWB product features.

In addition, Prudential's business may be adversely affected by epidemics, pandemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases to the cost of medical claims. Pandemics, significant influenza and other epidemics have occurred a number of times historically but the likelihood, timing, or the severity of future events cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group's claims experience. The risks to the Group resulting from the Covid-19 pandemic are included in the 'Covid-19' risk factor detailed above.

Prudential uses reinsurance to selectively transfer mortality, morbidity and other risks. This exposes the Group to the counterparty risk of a reinsurer being unable to pay reinsurance claims or otherwise meet their commitments; the risk that a reinsurer changes reinsurance terms and conditions of coverage, or increases the price of reinsurance which Prudential is unable to pass on to its customers; and the risk of ambiguity in the reinsurance terms and conditions leading to uncertainty whether an event is covered under a reinsurance contract.

Any of the foregoing, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

2.10 Prudential is exposed to ongoing risks as a result of the demerger of M&G plc (the 'M&G Demerger')

On 21 October 2019, Prudential completed the M&G Demerger and, in connection with this, Prudential entered into a demerger agreement with M&G plc. Among other provisions, the demerger agreement contains a customary indemnity under which Prudential has agreed to indemnify M&G plc against liabilities incurred by the M&G plc group that relate to the business of the Group. Although it is not anticipated that Prudential will be required to pay any substantial amount pursuant to such indemnity obligations, if any amount payable thereunder is substantial this could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

3.     LEGAL AND REGULATORY RISKS

3.1  Prudential conducts its businesses subject to regulation and associated regulatory risks, including a change to the basis in the regulatory supervision of the Group, the effects of changes in the laws, regulations, policies and their interpretations and any accounting standards, in the markets in which it operates

Changes in government policy and legislation (including in relation to tax), capital control measures on companies and individuals, regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates (including those related to the conduct of business by Prudential or its third party distributors), or decisions taken by regulators in connection with their supervision of members of the Group, which in some circumstances may be applied retrospectively, may adversely affect Prudential. The impact from any regulatory changes may be material to Prudential, for example changes may be required to its product range, distribution channels, handling and usage of data, competitiveness, profitability, capital requirements, risk management approaches, corporate or governance structure and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may impose requirements affecting the allocation of capital and liquidity between different business units in the Group, whether on a geographic, legal entity, product line or other basis. Regulators may also change solvency requirements, methodologies for determining components of the regulatory or statutory balance sheet including the reserves and the level of capital required to be held by individual businesses (with implications to the Group capital position), the regulation of selling practices, and could introduce changes that impact products sold or that may be sold. Furthermore, as a result of interventions by governments in light of financial and global economic conditions, there may continue to be changes in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transactions and enhancement of supervisory powers.

In the markets in which it operates, Prudential is subject to regulatory requirements and obligations with respect to financial crime including anti-money laundering and sanctions compliance, which may either impose obligations on the Group to act in a certain manner or restrict the way that it can act in respect of specified individuals, organisations, businesses and/or governments. A failure to do so may adversely impact the reputation of Prudential and/or result in the imposition of legal or regulatory sanctions or restrictions on the Group. For internationally active groups such as Prudential, operating across multiple jurisdictions increases the complexity of legal and regulatory compliance. Compliance with Prudential's legal or regulatory obligations, including those in respect of international sanctions, in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group. These risks may be increased where uncertainty exists on the scope of regulatory requirements and obligations, and where the complexity of specific cases applicable to the Group is high. Following the demerger of Jackson, these regulatory risks may become more pronounced for the Group as markets with higher inherent geopolitical and political risk exposure will form a larger proportion of Prudential's operations.

Further information on specific areas of regulatory and supervisory requirements and changes are included in the sub-sections below.

(a)   Group-wide Supervision

With effect from 21 October 2019, the Group-wide supervisor of Prudential changed to the Hong Kong IA. To align Hong Kong's regulatory regime with international standards and practices, the Hong Kong IA has developed a new Group-wide Supervision ('GWS') Framework for multinational insurance groups under its supervision. The GWS Framework is based on a principle-based and outcome-focused approach, and allows the Hong Kong IA to exercise direct regulatory powers over the designated holding companies of multinational insurance groups. On 24 July 2020, the Insurance (Amendment) (No. 2) Ordinance, being the enabling primary legislation providing for the GWS Framework, was enacted and it became effective on 29 March 2021. Further subsidiary legislation, including the Insurance (Group Capital) Rules also became effective on 29 March 2021. The legislation is supported by the guideline on group supervision released by the Hong Kong IA on 14 May 2021. The GWS Framework became effective for Prudential upon designation by the Hong Kong IA on 14 May 2021, subject to transitional arrangements allowed in legislation which have been agreed with the Hong Kong IA.

These transitional arrangements allow all debt instruments, both senior and subordinated, issued by Prudential to be included as eligible Group capital resources.

Whilst the regulatory requirements have been finalised and are in effect, given the untested nature of the regime, there is a risk that the interpretations of the principle-based regulatory requirements made by the Group in preparing for compliance with the regulatory requirements may differ in some aspects from the interpretations made by the Hong Kong IA in their supervision of these principle-based regulatory requirements or as a result of the potential for further regulatory guidance to be issued.

(b)   Global regulatory requirements and systemic risk regulation

Currently there are also a number of ongoing global regulatory developments which could impact Prudential's businesses in the many jurisdictions in which they operate. These include the work of the Financial Stability Board (the 'FSB') in the area of systemic risk including the reassessment of the designation of Global Systemically Important Insurers ('G-SIIs'), and the Insurance Capital Standard (the 'ICS') being developed by the International Association of Insurance Supervisors (the 'IAIS'). In addition, regulators in a number of jurisdictions in which the Group operates are further developing their local capital regimes. There remains a high degree of uncertainty over the potential impact of such changes on the Group.

Efforts to curb systemic risk and promote financial stability are also under way. At the international level, the FSB continues to develop recommendations for the asset management and insurance sectors, including ongoing assessment of systemic risk measures. The IAIS has continued to focus on the following key developments:

In November 2019 the IAIS adopted the Common Framework ('ComFrame') which establishes supervisory standards and guidance focusing on the effective group-wide supervision of Internationally Active Insurance Groups ('IAIGs'). Prudential was included in the first register of IAIGs released by the IAIS on 1 July 2020 and was designated an IAIG by the Hong Kong IA following an assessment against the established criteria in ComFrame.

The IAIS has also been developing the ICS as part of ComFrame. The implementation of ICS will be conducted in two phases: a five-year monitoring phase followed by an implementation phase. The Aggregation Method is one of the alternatives being considered to the default approach undertaken for the ICS during the monitoring period and the related proposals are being led by the National Association of Insurance Commissioners ('NAIC').

The FSB has suspended Global Systemically Important Insurers ('G-SII') designations until completion of a review to be undertaken in 2022. Concurrently, the FSB endorsed a new Holistic Framework ('HF'), intended for the assessment and mitigation of systemic risk in the insurance sector which was implemented by the IAIS. As part of the HF, many of the previous G-SII measures have already been adopted into the Insurance Core Principles ('ICPs') and ComFrame. As an IAIG, Prudential is expected to be subject to these measures. The HF also includes a monitoring element for the identification of a build-up of systemic risk and to enable supervisors to take action where appropriate.

There continues to be material change in the regulatory guidance in this area, including several areas still in development as part of the IAIS' HF implementation and any new or changing regulations could have a further impact on Prudential. Recent examples in this area include:

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The IAIS is proposing to introduce liquidity metrics to be used as ancillary indicators, with a second consultation set to follow the phase 1 consultation which was completed in February 2021.
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A consultation on an application paper on macroprudential supervision was also launched by the IAIS in March 2021.
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The FSB published its 2020 Resolution Report in November 2020, highlighting intra-group connectedness and funding in resolution as key areas of attention for its work on resolution planning. Resolution regimes will continue to be a near term focus in the FSB's financial stability work, potentially being a key tool in informing decisions around the reformed G-SII designation in 2022. The IMF released a Financial System Stability Assessment for Hong Kong in June 2021. One of the conclusions of the report was that there is room to further strengthen the macroprudential framework by enhancing systemic risk assessment and communication.

(c)   Regulatory developments in Asia

In the Group's key Asia markets, reforms to insurance regulatory regimes are in progress, with some uncertainty on the full impact to Prudential:

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In Hong Kong, the Hong Kong IA is seeking to align the territory's insurance regime with international standards and has been developing a risk-based capital ('RBC') framework. The RBC framework will comprise three pillars: quantitative requirements, including assessment of capital adequacy and valuation; qualitative requirements, including corporate governance, Enterprise Risk Management as well as Own Risk and Solvency Assessment; and public disclosures and transparency of information. The rules with respect to the first pillar are expected to be finalised in 2021. The Hong Kong IA is also currently developing plans to enable early adoption of the framework.
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In Malaysia, Bank Negara Malaysia ('BNM'), the central bank of Malaysia, has initiated a multi-phase review of its current RBC frameworks for insurers and takaful operators which has been conducted since 2018. The review aims to ensure that the frameworks remain effective under changing market conditions, facilitate consistent and comparable capital adequacy measurement across the insurance and takaful industry, where appropriate, and achieve greater alignment with key elements of the global capital standards such as ICS, where appropriate. A discussion paper on proposals was issued on 30 June 2021 with responses due by 30 September 2021. The timing of the effective date of the updated rules currently remains uncertain.
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In China, the China Banking and Insurance Regulatory Commission ('CBIRC') announced plans for its China Risk Oriented Solvency System ('C-ROSS') Phase II in 2017. Three quantitative impact studies have been performed in March, August and October 2020. The CBIRC has also released a draft C-ROSS Phase II technical specification in January 2021 for industry consultation. Implementation is expected in 2021 or 2022, although an official effective date has yet to be communicated.

The protection of customers is an increasing regulatory theme in the Asia region, including the following notable examples of proposals for regulatory change in this area:

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The Financial Services Authority of Indonesia, the Otoritas Jasa Keuangan ('OJK'), has been revising investment linked products (ILP) regulations with the aim of increasing insurance penetration and better protecting customer interests and improving market conduct. The final regulations are expected to be issued in Q3 2021 and this will have implications for the product strategies and insurance and compliance risks for insurers.
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In Malaysia, BNM issued a circular letter in Q1 2021 specifying requirements for the design and disclosure of ILPs which provide extension of coverage beyond the initial coverage term. These changes aim to improve the appropriateness of product design and the customer disclosures provided on ILP policy documents. The proposed effective date of the new requirements is currently 22 September 2021 and these are expected to materially impact insurer systems, disclosures, customer communications, sales conduct and post-sales calls processes.

The pace and volume of climate-related regulatory changes across Asia markets is increasing. Regulators including the Hong Kong Monetary Authority, the Monetary Authority of Singapore, BNM in Malaysia and the Financial Supervisory Commission in Taiwan are in the process of developing supervisory and disclosure requirements or guidelines related to the environment and climate change. It is expected that other regulators in the region will develop similar requirements. These changes may give rise to compliance, operational and disclosure risks requiring Prudential to coordinate across multiple jurisdictions in order to apply a consistent risk management approach.

(d)   IFRS 17

The Group's accounts are prepared in accordance with current IFRS applicable to the insurance industry. In May 2017, the IASB published its standard on insurance accounting (IFRS 17, 'Insurance Contracts') which replaces the current IFRS 4 standard. Some targeted amendments to this standard, including to the effective date, were issued in June 2020. IFRS 17, 'Insurance Contracts', as amended, will have the effect of introducing fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS from 2023. The standard is subject to endorsement in the UK via the UK Endorsement Board. Prudential has a Group-wide implementation programme underway to implement this new standard. The effect of changes required to the Group's accounting policies as a result of implementing the new standard is currently uncertain, but these changes can be expected to, amongst other things, alter the timing of IFRS profit recognition. The implementation of this standard involves significant enhancements to the IT, actuarial and finance systems of the Group.

Apart from IFRS 17, any other changes or modification of IFRS accounting policies may also require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency.

(e)   Inter-bank offered rate ('IBOR') reforms

In July 2014, the FSB announced widespread reforms to address the integrity and reliability of IBORs. The discontinuation of IBORs in their current form and their replacement with alternative risk-free reference rates such as the Sterling Overnight Index Average benchmark ('SONIA') in the UK and the Secured Overnight Financing Rate ('SOFR') in the US could, among other things, impact the Group through an adverse effect on the value of Prudential's assets and liabilities which are linked to or which reference IBORs, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

(f)    Investor contribution schemes

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise in which Prudential, along with other companies, may be required to make such contributions.

3.2  The conduct of business in a way that adversely impacts the fair treatment of customers, as well as the resolution of several issues affecting the financial services industry, could have a negative impact on Prudential's business, financial condition, results of operations and prospects or on its relations with current and potential customers

In the course of its operations and at any stage of the product lifecycle, the Group or its intermediaries may conduct business in a way that adversely impacts the fair treatment of customers ('conduct risk'). This may arise through a failure to: design, provide and promote products and services to customers that meet their needs, are clearly explained or deliver real value; provide and promote a high standard of customers service; maintain confidentiality of customer information; or appropriately respond to complaints. A failure to identify or implement appropriate governance and management of conduct risk may result in harm to customers and regulatory sanctions and restrictions, and may adversely impact Prudential's reputation and brand, its ability to attract and retain customers, its competitiveness and its ability to deliver on its long-term strategy.

Prudential is, and in the future may continue to be, subject to legal and regulatory actions in the ordinary course of its business on matters relevant to the delivery of customer outcomes. Such actions relate, and could in the future relate, to the application of current regulations or the failure to implement new regulations (including those relating to the conduct of business), regulatory reviews of broader industry practices and products sold (including in relation to lines of business already closed) in the past under acceptable industry or market practices at the time and changes to the tax regime affecting products. Regulators may also focus on the approach that product providers use to select third party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third party distributors.

In the US, there has been significant attention on the different regulatory standards applied to investment advice delivered to retail customers by different sectors of the industry, including proposals for legislative and regulatory reforms.

There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential's exposure to legal risks. Any regulatory action arising out of the Group's position as a product provider could have an adverse impact on the Group's business, financial condition, results of operations and prospects, or otherwise harm its reputation.

3.3  Litigation, disputes and regulatory investigations may adversely affect Prudential's business, financial condition, cash flows, results of operations and prospects

Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material respects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be imposed and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have an adverse effect on Prudential's business, financial condition, cash flows, results of operations and prospects.

3.4  Changes in tax legislation may result in adverse tax consequences for the Group's business, financial condition, results of operations and prospects

Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential's business, financial condition, results of operations and prospects.

The Organisation for Economic Co-operation and Development ('OECD') is currently undertaking a project intended to modernise the global international tax system, commonly referred to as Base Erosion and Profit-Shifting 2.0 ('BEPS 2.0'). The project has two pillars. The first pillar is focused on the allocation of taxing rights between countries for in-scope multinational enterprises that sell goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of at least 15 percent applicable to in-scope multinational enterprises. G7 finance ministers agreed a set of high level principles to progress the project in June 2021, and the OECD issued a statement on 1 July 2021 providing some detail. G20 finance ministers endorsed the OECD statement in July 2021 and requested that the OECD develop a full set of proposals and a detailed plan for implementation by the next scheduled G20 finance ministers meeting in October 2021. Based on the 1 July 2021 OECD statement, it is unlikely that Prudential will be affected by proposals under the first pillar given a proposed exemption for regulated financial services companies. Prudential may be adversely impacted by proposals under the second pillar, which does not include an exemption for regulated financial services companies, as Prudential operates in a number of jurisdictions where the effective tax rate can be less than 15 per cent. Until the OECD proposals and implementation plan have been finalised, the full extent of the long-term impact on Prudential's business, tax liabilities and profits remain uncertain.

4.     RISKS RELATING TO ENVIRONMENTAL, SOCIAL AND GOVERNANCE ('ESG') MATTERS

4.1  The failure to understand and respond effectively to the risks associated with ESG factors could adversely affect Prudential's achievement of its long-term strategy

The purpose of a business and the way in which it operates in achieving its objectives, including in relation to ESG-related matters, are an increasingly material consideration for key stakeholders in achieving their own objectives and aims.

A failure to manage the material risks associated with key ESG themes detailed below may adversely impact the reputation and brand of the Group, its ability to attract and retain customers and staff, its ability to deliver on its long-term strategy and therefore the results of its operations and long-term financial success.

(a)   Environmental risks

Environmental concerns, notably those associated with climate change, pose significant risks to Prudential and its customers. Prudential's investment horizons are long term and it is therefore exposed to the potential long-term impact of climate change risks, which include the financial and non-financial impact of transition, physical and litigation risks.

The global transition to a lower carbon economy may have an adverse impact on investment valuations as the financial assets of carbon-intensive companies re-price, and this could result in some asset sectors facing significantly higher costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed, will be influenced by factors such as public policy, technology and changes in market or investor sentiment. This climate-related transition risk may adversely impact the valuation of investments held by the Group, and the potential broader economic impact may adversely affect customer demand for the Group's products. Prudential's stakeholders increasingly expect and/or rely on the Group to support an orderly, inclusive and sustainable transition based on an understanding of relevant country and company-level transition plans and which takes into consideration the impact on the economies, businesses and customers in the markets in which it operates and invests. The pace and volume of new climate-related regulation emerging across the markets in which the Group operates and the demand for externally assured reporting may give rise to compliance, operational and disclosure risks which may be increased by the multi-jurisdictional coordination required in adopting a consistent risk management approach.

The Group's ability to sufficiently understand and appropriately react to transition risk and its ability to deliver on its external carbon reduction commitments may be limited by insufficient or unreliable data on carbon exposure and transition plans for the assets in which it invests. The direct physical impacts of climate change, driven by both specific short-term climate-related events such as natural disasters and longer-term changes to climate and the natural environment, will increasingly influence the longevity, mortality and morbidity risk assessments for the Group's life insurance product underwriting and offerings and their associated claims profiles. Climate-driven events in countries in which Prudential or its key third parties operate could impact the Group's operational resilience and its customers.

A failure to understand, manage and provide greater transparency of its exposure to these climate-related risks may have increasingly adverse implications for Prudential and its stakeholders.

(b)   Social risks

Social risks that could impact Prudential may arise from a failure to consider the rights, diversity, well-being, and interests of people and communities in which the Group or its third parties operate. These risks are increased as Prudential operates in multiple jurisdictions with distinct local cultures and considerations. As an employer, the Group is also exposed to the risk of being unable to attract, retain and develop highly-skilled staff, which may increase if Prudential does not have in place responsible working practices or fails to recognise the benefits of diversity or promote a culture of inclusion. The potential for reputational risk extends to the Group's supply chains and its investee companies, which may be exposed to factors such as poor labour standards and abuses of human rights by third parties. Emerging population risks associated with public health trends (such as an increase in obesity) and demographic changes (such as population urbanisation and ageing) may affect customer lifestyles and therefore may impact claims under the Group's insurance product offerings. As a provider of insurance and investment services, the Group is increasingly focused on digital innovation, technologies and distribution methods for a broadening range of products and services. As a result, Prudential has access to extensive amounts of customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and artificial intelligence technologies. The Group is therefore exposed to the regulatory, ethical and reputational risks associated with customer data misuse or security breaches. These risks are explained above. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations, including those relating to how the Group supports its customers through this transformation.

(c)   Governance risks

A failure to maintain high standards of corporate governance may adversely impact the Group and its customers, staff and employees, through poor decision-making and a lack of oversight and management of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates.

Inadequate oversight over remuneration increases the risk of poor senior management behaviours. Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control and the use of third party suppliers increase the potential for reputational risks arising from poor governance.

ESG-related risks may directly or indirectly impact Prudential's business and the achievement of its strategy and consequently those of its key stakeholders, which range from customers, institutional investors, employees and suppliers, to policymakers, regulators, industry organisations and local communities. A failure to transparently and consistently implement the Group's ESG strategy across operational, underwriting and investment activities, may adversely impact the financial condition and reputation of the Group and may negatively impact the Group's stakeholders, who all have expectations, concerns and aims related to ESG matters, which may differ, both within and across the markets in which the Group operates. In its investment activities, Prudential's stakeholders increasingly have expectations of, and place reliance on, an approach to responsible investment that demonstrates how ESG considerations are effectively integrated into investment decisions and the performance of fiduciary and stewardship duties. These duties include effective implementation of exclusions, voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager, in line with internally defined procedures and external commitments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 August 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer